Exhibit 99.1

CI Financial to Acquire Northwood Family Office, Canada’s Leading Multi-Family Office

TORONTO--(BUSINESS WIRE)--January 11, 2022--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) and Northwood Family Office Ltd. (“Northwood”) today announced an agreement under which CI will acquire Northwood, Canada’s leading multi-family office1.

Toronto-based Northwood manages and co-ordinates the integrated financial, investment and personal affairs of wealthy Canadian and global families. The firm manages approximately $2.2 billion of investment assets and $9 billion of family net worth on behalf of clients who include entrepreneurs, senior corporate executives, charitable and family foundations, and other ultra-high-net-worth individuals and families.

Northwood is an industry leader and one of the first multi-family offices established in Canada. They have built an exceptional reputation and a global network. Northwood has consistently been ranked the #1 Family Office in Canada from 2016 to 20211.

“We’re excited and honoured that Northwood has chosen to combine with CI,” said Kurt MacAlpine, CI Chief Executive Officer. “As pioneers in the multi-family office business, Founders Tom McCullough and Scott Hayman have set the Canadian standard for serving wealthy clients with highly complex financial and personal requirements. Supporting their success are many decades of industry experience, deep relationships with clients and throughout the ultra-high-net-worth community, and a high-calibre, expert team.

“Northwood is a great complement to our Canadian CI Private Wealth business and together they form a strong foundation for building the country’s leading high-net-worth and ultra-high-net-worth platform,” said Mr. MacAlpine. “With the addition of one of Canada’s leading family offices, CI can now seamlessly serve the entire spectrum of wealth management, from beginning investors to the nation’s wealthiest families.”

“CI is an exceptional strategic and cultural fit for our firm as we move to a new stage in Northwood’s growth and development,” said Tom McCullough, Northwood’s Chairman and Chief Executive Officer. “We take a comprehensive, integrated and objective approach to meeting our clients’ needs, an approach that’s shared and valued by CI and its wealth management teams in both Canada and the U.S. With CI’s support, we look forward to enhancing the services we provide to our clients, while taking advantage of the tremendous growth opportunities available in the family office segment.”

The Northwood team is highly credentialled and has well-developed expertise in investment management, financial planning, tax and estate planning, administrative management, philanthropy, and family governance and communication, and is able to advise clients on all aspects of their affairs.

“We’re proud of our team and the standard of service that they deliver to clients and we look forward to partnering with CI to continue to improve our client service offering,” said Scott Hayman, President and Head of Client Service.

The firm is a founding member of the Wigmore Association, a group of leading family offices from around the world. The association, formed in 2011, is part of Northwood’s global network of professionals and experts and has supported Northwood’s efforts to bring the best industry practices to the Canadian market.

Northwood is also known for being a thought leader, with the firm’s leaders being active in teaching, writing and speaking on business, wealth management and industry topics. Mr. McCullough is the co-author of two books: Family Wealth Management, and Wealth of Wisdom: The Top 50 Questions Wealthy Families Ask. He is also an adjunct professor in the MBA program at the University of Toronto’s Rotman School of Management, where he teaches “The Management of Private Wealth.”

Northwood’s accolades include being recognized in the 2020 North American Family Wealth Report Awards as the Best Multi-Family Office (with less than $2.5 billion of assets under management/administration). Mr. McCullough was also honored in the category of Outstanding Contribution to Wealth Management Thought Leadership (Individual)2.

The acquisition is expected to increase CI’s Canadian wealth management assets to approximately $81 billion and total assets globally to approximately $377 billion.

Blair Franklin Capital Partners Inc. served as financial advisor to Northwood. Torkin Manes LLP served as legal advisor to Northwood and its shareholders. CI’s legal advisor was Blake, Cassels & Graydon LLP. This transaction is expected to close in the second quarter of this year, subject to regulatory approval and other customary closing conditions. Financial terms were not disclosed.

All financial amounts are as at November 30, 2021 and in Canadian dollars, unless stated otherwise.

About Northwood Family Office

Northwood Family Office, headquartered in Toronto, is Canada’s leading multi-family office, focusing on families with $10 million to $1+ billion in family net worth. Founded in 2003 by Chairman and CEO Tom McCullough and President Scott Hayman, Northwood has quickly become one of the leaders in its field. Northwood serves the comprehensive needs of wealthy families, helping them sustain and grow financial and human capital across the generations.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$338.1 billion (US$264.6 billion) in client assets as of November 30, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, BRR OpCo, LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, CPWM, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

  As ranked by the Euromoney Private Banking and Wealth Management Survey, which was first published in 2004 and is recognized as one of the foremost benchmarks for the private wealth management industry globally. The survey uses a peer ranking methodology and recognizes the leading providers of private banking and wealth services. For more information, visit the Euromoney site.
  The Family Wealth Report Awards were established in 2013. Winning a Family Wealth Report Award sets organizations and individuals apart from their peers. It rewards achievement and showcases top class performance and innovation. For more information, please visit the awards site.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisition of Northwood will be completed and their asset levels will remain stable that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com